Hilda Mackow
                                          Vice President of Communications
                                          Moore Corporation Limited
                                          (416) 364-2600

                                          Lissa Perlman
                                          Kekst and Company
                                          (212) 593-2655

                  -MOORE MAILS LETTER TO WALLACE SHAREHOLDERS-

TORONTO (November 28, 1995) -- Moore Corporation Limited (TSE, ME, NYSE: MCL) reported today that it mailed the following letter to shareholders of Wallace
Computer Services (NYSE: WCS) as Moore continues to solicit proxies in anticipation of Wallace's Annual Meeting scheduled for December 8, 1995.

                                                   November 24, 1995


DEAR WALLACE SHAREHOLDER:

      With only a short time remaining until Wallace's Annual Meeting, we wanted to once again thank you for your support, particularly those who tendered 73.5% of Wallace's outstanding shares. Now, it is important to remember that whether you tendered or not, you must once again show your support by voting the GOLD proxy card promptly.

      Clearly, the Wallace Board continues to ignore the powerful message from its own shareholders that you want them to meet with us immediately to conclude a transaction that serves the best interests of Wallace and its shareholders. Instead of responding to your wishes, they remain firmly entrenched and bent on preserving their independence no matter what the cost to you.

      We believe Wallace's directors are simply ignoring the reality that the vast majority of their shareholders have said that a transaction with Moore will provide greater value than an independent Wallace.

      Ask yourself, why does the Wallace Board refuse to sit down with us? Why do they refuse to share the basis of their earnings and projections?

      In our opinion, only Wallace's Board will benefit from remaining independent. Do not let them hide behind their anti-takeover defenses. We need your support to get the 80% vote necessary to remove the Board and rescind the poison pill so that we will be able to purchase your shares.

      We urge you to vote "FOR" Moore's nominees and "FOR" our three proposals today by sending in your GOLD card. Do not return any WHITE card you may receive from Wallace.

      Do not underestimate the importance of your vote, no matter how many or how few shares you may own. We need the vote of all those who tendered plus just a few percent more if we are to succeed in overcoming Wallace's supermajority provision.

      If you have any questions about voting your shares, please call MacKenzie Partners, Inc. toll-free at (800) 322-2885.

      Thank you for your continued support.

                                                   Sincerely,



                                                   RETO BRAUN
                                                   Chairman & CEO

                                      ###


Moore Corporation Limited (TSE, ME, NYSE:MCL) is a global leader in delivering information handling products and services that create efficiency and enhance competitiveness for customers. Founded in Toronto in 1882, Moore has approximately 20,000 employees and over 100 manufacturing facilities serving customers in 59 countries. Sales in 1994 were US$2.4 billion.